

May 5, 2010

Mr. Jonathon Martin
Chief Executive Officer
Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

       Auto Search Cars, Inc.
       Registration Statement on Form S-4
       File No. 333-164879

Dear. Mr. Martin:

In response 39 of your letter dated April 27, 2010, you request that we waive the requirement to file the report and consent of the other auditor upon which Rosenberg Rich Baker Berman & Company relied in reporting on amounts of Curaxis Pharmaceutical Corporation for periods prior to January 1, 2006.

We are unable to grant your request. While your request relates to periods prior to January 1, 2006, we note that Rosenberg Rich Baker Berman & Company has not in fact expressed an opinion for periods prior to the three years ended December 31, 2009. However, in your unique facts and circumstances, we will not object if you amend your Form S-4 to label as unaudited amounts on both Curaxis's statement of changes in stockholders' equity related to periods prior to January 1, 2006 and cumulative amounts since inception on Curaxis's statements of operations and cash flows provided that you file in your amended Form S-4 a signed report, and the related consent, of Rosenberg Rich Baker Berman & Company that no longer expresses reliance on other auditors for amounts for periods prior to January 1, 2006 and expresses an opinion on Curaxis's amounts for the period from January 1, 2006 to December 31, 2009. Please ensure the report of Rosenberg Rich Baker Berman &Company complies with the requirements of Item 302 of Regulation S-T.

The position described above is based solely on the information included in your letter. New or different facts could warrant a different conclusion. If you have any question about this letter, please call me at 202.551.3516.

                  Sincerely,

                  Todd E. Hardiman
                  Associate Chief Accountant